                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB/A


                 General Form for Registration of Securities
                of Small Business Issuers Under Section 12(b)
                   or 12(g) of the Securities Act of 1934


                   American Electric Automobile Company, Inc.
                   ------------------------------------------
                  (Name of Small Business Issuer in Its Charter)


         Delaware                                   33-0727323
----------------------------        -----------------------------------
(State or Other Jurisdiction        (I.R.S. Employer Identification No.)
Incorporation or Organization)

 4190 Bonita Rd., Suite 105, Bonita, CA     91902
-----------------------------------------------------------------------
(Address of Principal Executive Offices)  (ZIP Code)


                       (619) 479-2809
 ----------------------------------------------------------------------
          (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

      Title of Each Class       Name of Each Exchange on which           to be
so Registered
Each Class is to be registered


                                 ___________________________

                                 ____________________________


Securities to be Registered under Section 12(g) of the Act:

       Common Stock

                                   PART 1


ITEM 1     DESCRIPTION OF BUSINESS


     HISTORY

American Electric Automobile Company (the "Company") was chartered as a Delaware corporation on May 9, 1996. On June 15, 1996 the Company acquired all of the outstanding stock of California Electric Automobile Co., Inc., incorporated in California on November 14, 1995, ("CEAC") from the shareholders of CEAC in an exchange for stock in the Company. The exchange was on the basis of one share of CEAC for ten shares of the Company for a total of 1,050,000 shares of the Company's common stock. Of the 1,050,000 shares, 900,000 were held in escrow pending the exercise of CEAC's option to purchase the assets and business of San Diego Electric automobile Company.

On October 17, 1996 the Company exercised its option to purchase the assets and business of San Diego Electric Automobile Company ("SDEAC"), a sole proprietorship. The purchase price was for 900,000 shares of AEAC's common stock. The Company is currently comprised of American Electric Automobile Company and its subsidiary, CEAC.

BUSINESS

A. OPERATION

The Company operates business through its subsidiary, California Electric Automobile company; through a joint venture with China Electric Auto, Ltd.; and through a joint venture company known as American Electric Automobile Company (ASIA), Inc. ("EVASIA") EVASIA is owned jointly by the Company (45%) and China Electric Auto, Ltd.(55%)

B. MISSION

The mission of the Company is to create profit through the following business activities:

1. Sale of automobiles that have been remanufactured from gasoline to electric power.

2. License its electric conversion technology to domestic and global manufacturers of automobiles in exchange for royalty income.

3. Seek joint venture arrangements with manufacturers of components for electric automobiles to design, develop and distribute these components.

C. PRESENT BUSINESS ACTIVITIES

1. The Company continues to promote its conversion business.

2. The Company markets components to individuals who wish to convert their own automobiles.
                                                           Page2

3. The Company is active in China through EVASIA.

D. COMPETITION

Electric passenger cars have been the latest electric vehicles to emerge on the market. Many automobile manufacturers have developed prototypes. These manufacturers realize the need for electric vehicles in the future to reduce air pollution and operating costs.

Late in 1996 the electric automobile industry saw at least three multi-national automobile manufacturers introduce their first production model. General Motors, Ford and Toyota now have new electric automobiles in showrooms in California and other states. Nissan currently has an electric model available in Japan.

All of the new vehicles are priced at proximately $34,000, but are normally only available for lease. The company's remanufactured vehicles will sell at much lower prices and are increasingly widely accepted. The emergence of the Hybrid-Electric concept that includes an on-board gasoline powered charger will dramatically improve the acceptance of electric passenger vehicles. Honda and several other major manufactures have announced these "parallel EVs". These are basicly gasoline powered automobiles with an electric motor boost. Mileage estimates published are approximately 70 miles per gallon.

Currently other converters of new and used automobiles include:
California Electric Cars of Seaside, CA
Electric Vehicles of America, Inc. of Maynard, MA
Electric Vehicles, Inc. of Mountain View, CA

Elfa Automotive Company of Jamestown, NY
Green Motorworks of North Hollywood, CA
Kaylor Energy Products of Boulder Creek, CA
Mike's Auto Care of San Mateo, CA
Specialty Vehicle Manufacturing Corp., Downey, CA
Solectria, Wilmington, MA
Sun Toys of Santa Cruz, CA
Suntera of Honokaa, Hawaii
TMD Worldwide Conversions of Troy, MI


E. MARKETING

Initial Marketing Goals:

1. Develop name recognition - maximize publicity with press releases, display advertising to target markets, articles, interviews, demos, contests, auto show booths, etc.

2. Build backlog of orders for Company's principal remanufactured models

3. Make available custom design and fabrication for the special engineered electric automobile based on customer specifications.

4. Develop a new 'glider' from one or more new auto manufacturers. The Company plans to establish a dealership in an auto park such as the National City Mile of Cars or the Chula Vista Main Street Auto Park or possibly in downtown
San Diego. Initially an arrangement with an existing automobile dealer will be sought. Partnering sales efforts, floor space, etc. will reduce the need for dedicated early investment in facilities.


F. CHINA JOINT VENTURE COMPANY

On February 20, 1997 the Company formed a California corporation called American Electric Automobile Company (ASIA), Inc. This Company is a join venture between China Electric Automobile, Ltd., a Hong Kong company,
(55% owner) and the Company (45% owners). The purpose of the joint venture is to promote electric automobiles in Asia. The Chair of the Company, Edward F. Myers, is the President of EVASIA.


On February 25, 1997 EVASIA signed a contract with Guangdong Vick Wei EV Co., Ltd. for the joint production of electric cars in Nanhai City, China. The contract calls for the modification of present gasoline car production lines to electric. The contract also calls for EVASIA to be a 30% joint venture partner in these electric auto production lines. On June 5, 1998 the joint venture completed its first prototype. This automobile has completed a years' testing at the new China electric automobile test center in Santou, China.

The automobile, an SUV style, in July of 1999 successfully completed a years' testing and has been licensed for use on the roads in China.


ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                                   GENERAL

        The Company's business continues to be the design and conversion of automobiles from gasoline to electric power. The company completed two conversions in 1999. The Company continues to work through EV ASIA with its conversions in China. The Company's conversion of an SUV model in China has successfully completed a year of tests in Shantow, China and is now licensed for use on the roads in China.

                             RESULTS OF OPERATIONS

                          Fiscal 1998 versus Fiscal 1997

During 1998 the Company had revenues of $25,047 compared to $36,341 for 1997. The reduced revenues may be due to a less aggressive marketing policy in regard to participation in environmental shows.

During 1998 the Company incurred $45,701 in Operating Expenses compared to $139,809 in 1997. The decrease was mainly due to the Company's effort to reduce reliance on consulting and other G & A expenses. In 1998 the Company wrote down the value of an investment in China Electric Automobile, Ltd.
by $18,750.

The Company recorded a loss of $54,404 in 1998 or $0.0191 per common share compared to a loss of $142,622 in 1997 or $0.06 per share, a decrease of $0.04 per share or 66%.

                         Fiscal 1999 versus Fiscal 1998

During 1999 the Company had revenues of $3,500 compared to $25,047 for the same period of 1998. During 1999 the Company lost its principle marketing personnel. The Company was also not able to attend as many trade shows. As of early 2000 the Company is just starting to rebuild its marketing ability.

During 1999 the Company had $79,037 in Operating Expenses compared to $45,701 in the same period in 1998.

The Company recorded a loss for the 1999 fiscal year of $85,898 compared to $54,404 in 1998. The Company's loss per common share for the Fiscal year in 1999 was $0.12 per share compared to $0.02 per share in 1998.

             LIQUIDITY AND CAPITAL RESOURCES - THE COMPANY

The Company has continued to reduce its expenses and reduce its annual loss. The Company now feels that it is in a position to strongly increase marketing and the expansion of business and revenues. The Company continues to seek additional financing through the offering and sale of the Company's securities. The Company has not received any indication that it will be successful in these efforts.


ITEM 3:     NATURE AND EXTENT OF ISSUER'S FACILITIES

Between 1996 and 1998 the Company rented remanufacturing facilities in Lakeside, CA from a previous officer and employee, Mr. Ron Larrea. Mr. Larrea lost his lease on the property in the second quarter of 1999. The Company has leased facilities at 1055 "G" street in San Diego, CA. for its business. The Company has a six month lease with an option to renew on the same terms for another six months. The property has 750 square feet of industrial space and is leased from an unaffiliated party for $3,000/Mo. This space is sufficient for the remanufacture of two automobiles at the same time. The property also has a large fenced area sufficient for the parking and display of up to ten automobiles. The Company deems this sufficient for its present level of operation.

The Company maintains its executive and sales offices at 4190 Bonita Road, Bonita, CA

Initially the marketing functions will be carried out by telephone. The Company plans to lease display space in an auto park as soon as financially feasible.

ITEM 4:     SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information concerning the common stock ownership as of January 31, 2000, of each officer, director and others known to the Company as management or to be the beneficial owner of more than five percent of the Company's common stock.

NAME AND ADDRESS                SHARE              PERCENTAGE
OF BENEFICIAL                   OWNERSHIP          OWNERSHIP
OWNER
,S.
Edward F. Myers                 2,351,000          52.3
Chairman/Director
4190 Bonita Rd.
Bonita, CA 91902

Gary G. DeGano*                   218,000            4.8
President/CEO/
Director
4190 Bonita Rd.
Bonita CA 91902

Betty N. Myers                  2,351,000           52.3
Security/Director
4190 Bonita Rd.
Bonita CA 91902

Gary L. Jackson                    76,000            1.7
Vice President
4190 Bonita Rd.
Bonita CA 91902

Percentages based on 4,471,600 shares outstanding on February 14, 2000.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND
         CONTROL PERSONS:

The names, ages, and respective positions of the current directors and executive officers of the Company are:

Name                       Age              Position
Edward F. Myers            67               Chairman/CFO



Gary G. DeGano             56               President & CEO
                                            Director

Gary L. Jackson            52               Vice President-
                                            Research

Dr. Edward F. Myers has been Chairman, and a Director of the Company since May
8, 1996 and President of California Electric Automobile Company, Inc. since
November 19, 1995.  Between June 1970 to September 1991 he was president of
Exten Ventures, Inc., a public company. From March 1983 to December, 1995, he was president of EFM Venture Group, Inc., a financial syndication firm. EFM was active between 1983 and 1985 and purchased commercial real estate for resale to partnerships which were subsequently syndicated through broker-dealers or their general partners. Dr. Myers was a director of William Lyon
College, San Diego from 1981-1985 and Treasurer and Trustee of Beacon
College, Washington, D.C., between 1981-1983.  From 1980 to 1983 he was
President of Exchange Accommodation Corporation, a company active in real estate exchanges, and was also Chairman of the Board of Impact International, Inc. Prior to 1980 Dr. Myers was Special Assistant to the Vice
President, Cubic Corporation; Director of Engineering, Swan Electronics, a subsidiary of Cubic Corp; President of EFM Financial, Inc,; Director and
Chairman of the Executive Committee of Microdyne Corporation; Director of
European Operations of Informatics, Inc.; Division Manager, Computer
Applications Inc.; manager of Applications research, Stromberg-Carlson,
Division of General Dynamics Corporation.

Mr. Gary G. DeGano was elected President, CEO and a Director of the Company on
August 1, 1997. Since March of 1997 he has also been President of Incremental
Data, Inc. Between 1995 and 1996 he was in charge of investor relations for Exten Industries, Inc. a public company. From 1986 until 1994 he was President and CEO of Sun Harbor Financial Resources Inc.,( a publicly traded NNOTC)
Company, President and CEO of Sun Harbor Mortgage, Inc. a full service mortgage banking firm in which he was one of the founders. Mr. DeGano has also been President of the following corporations; American Mortgage Network, Sea Coast, Inc., Pacific Sun Escrow Company and Sun Coast Mortgage Company.

Dr. GARY L. JACKSON has been Vice President of Research since December 6,
1999. Between December 5, 1996 and December 6, 1999 he was a Director of the
Company. He received his Phd from the University of Arizona in 1977 in Electrical Engineering with a Physics minor and since that time has been employed by General Atomics, San Diego, CA. He has made numerous contributions

                                                           Page 6

to the international fusion effort, particularly in the areas of plasma wall interactions and tokamak operations, including the commissioning of a stationary 250 ton flywheel to provide pulsed power (up to 260 MVA) for plasma experiments. Dr. Jackson has traveled extensively both in the U.S. and abroad including extended collaborations in England, Japan and Germany. He is the author of 16 refereed papers, 32 conference presentations, and a contributing author to more than 100 papers in the field of fusion plasmas. He has also contributed several articles on electric vehicles to the Society of Automotive Engineers (SAE), Electric Vehicle Associations of Southern
California (EVAOSC) and San Diego (EVAOSD), and has written a column, "Nuts and Volts" for the associations' newsletters. Dr. Jackson has been active in the field of electric vehicles for 27 years beginning with the construction of his first electric vehicle in 1969. Since then he has operated an electric vehicle on an almost continuous basis and has collected extensive test data on the operation and efficiency of electric vehicles. He is active in promoting
EV's, research in the EV field, and proving EV's in a racing environment. He was a founding member and former vice-president of the local electric vehicle chapter (EVAOSD) and has been interviewed for numerous newspaper stories and TV appearances. He is also owner of Little Guy Racing and Consulting. In order to prove the efficacy and durability of electric vehicles, Dr. Jackson has led a team to the Solar Electric 500 at the Phoenix International Raceway for the last 6 seasons. In the 1991 inaugural event he won third place overall, and was the first finisher using only conventional lead-acid batteries. In
1993 the team of Little Guy Racing (LGR) placed in two events: first place in the Stock B (commercial lead acid battery) division and third in the open completion. Beginning in 1994, a new car was added to the LGR fleet, a 1989
Geo Metro and a quick charge capability was added to the Rabbit. The Geo Metro has consistently placed 2nd or 3rd in the APS Electric race since that time.
The Geo Metro was also entered in the Los Angles Clean Air Rally, placing fourth in 1994 and third in 1995 competing against all types of clean air ehicles including natural gas. Dr. Jackson is committed to electric vehicles and their implementation in America's transportation infrastructure.

                                                           Page 8

ITEM 6:  EXECUTIVE COMPENSATION

                        Summary Compensation Table

Name &     Year Salary Bonus Other    Restricted  Options  LTIP     All other
Principle        ($)    ($)  annual   stock       SARs     Payouts  compen-
Position                     compen-  awards                ($)     sation ($)
                             sation($) ($)
E Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Chairman/  1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     -0-         8333      -0-     -0-

G DeGano   1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
President/ 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
CEO/Dir    1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-    1200         8333      -0-     -0-

B Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Secretary/ 1997  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         -0-       -0-     -0-
           1999  -0-    -0-    -0-    5000         -0-       -0-     -0-

G Jackson  1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Vice Pres. 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     720         8333      -0-     -0-

                Option/SAR Grants in Last Fiscal Year
                        (Individual Grants)

Name           Number of     % of Total     Exercise     Expiration
               Securities    Options/SAR    of Base      Date
               Underlying    Granted to     Price
               Options/SAR   Employees in   ($/Sh)
               Granted       Fiscal Year
E Myers        100,000       33.3%          $0.25        5/2002
Chairman/
Director

G DeGano       100,000       33.3%          $0.25        5/2002
President/
CEO/Dir

G Jackson      100,000       33.3%          $0.25        5/2002
Vice Pres./
Director

       Aggregated Option/SAR Exercises in Last Fiscal Year
                And FY-End Option/SAR Values

Name           Shares        Value       Number of      Value of
               Acquired      Realized    Unexercised    Unexercised
               On Exercise               Securities     In-the-Money
               Underlying                Options/SAR    At FY-End
                                         Options/SAR
                                         At Year End
E Myers        0             0           33,333         N/A (See Note)
Chairman/
Director

G DeGano       0             0           33,333         N/A
President/
CEO/Dir

G Jackson      0             0           33,333         N/A
Vice Pres./
Director

ITEM 7:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 29, 1998 the Company sold 60,000 shares of common stock at $0.25 per share to Mari Carmen Cedillo de Norby the wife of Director, Scott Norby. On May 12, 1998 the company sold 28,000 shares of its common stock at $0.25 per share for cash and exchanged 32,000 shares for an automobile valued at $8000 to Mari Carmen Cedillo de Norby, wife of Director Scott Norby.

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. EFM Venture Group, Inc. is controlled by the Company's Chairman, Edward F. Myers. The Company's board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. Betty N. Myers is the wife of the Company's chairman, Edward F. Myers. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. Mr. Jackson is a past Director of the Company. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company valued these shares at $0.02 per share.

ITEM 8:   DESCRIPTION OF SECURITIES


The Company is authorized to issue 50,000,000 shares of Common Stock, par value of $.0001 per share. As of January 20, 2000, the Company had outstanding 4,471,600 shares of Common Stock. There are 20,000,000 shares of preferred, none of which is issued.

Special meetings of the Shareholders may be called by the Officers, Directors, or upon request of holders of at least 10 Percent of the outstanding voting shares.

Holders of common Stock are entitled to one vote at any meeting of the shareholders for each Common share they own as of the record date fixed by the Board of Directors.

At any meeting of Shareholders, a majority of the outstanding Common Shares of the company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.
                                                           Page 11

                                   PART II


ITEM 1     MARKET

From October 1998 the Company's common stock was traded on the OTC Bulletin Board under the symbol "AEAM" During 1998 and the first quarter of 1999 there were no quotes.

Quarter                     High Bid           Low Bid

2nd quarter 1999            $0.25              $0.25
3rd quarter 1999             0.3125             0.01

Starting August 1, 1999 the Company's common stock was traded under the symbol "AEAM" by the National Quotation Bureau, LLC.

Quarter                    High Closing Bid    Low Closing Bid

3rd quarter 1999        $0.125                 $0.10
4th quarter 1999         0.10                   0.10

1st quarter 2000        $1.05                  $0.10

THE ABOVE QUOTATIONS REPRESENT PRICES BETWEEN DEALERS AND DO NOT INCLUDE RETAIL MARKUP, MARKDOWN OR COMMISSION, AND MAY NOT REPRESENT ACTUAL TRANSACTIONS

On March 20, 2000 the Company's shareholders voted to consolidate the common shares on a one for three exchange.

The Company's "new" common stock was assigned a new CUSIP number and a new trading symbol "AEAC". Trading of the "new" shares started on April 5, 2000.

The Company had approximately 62 shareholders of record as of March 10, 2000.


                              "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


ITEM  2:    LEGAL PROCEEDINGS

     None


ITEM 3:     Changes in and disagreements with accounts

The Company has hired the firm of Weinberg & Company P.A.

to be the Company's auditors after Harlen and Boettger, LLP no longer did audits for public companies.

There has been no disagreement with the Company's accountants.


ITEM 4:     RECENT SALES OF UNREGISTERED SECURITIES


Between October 21, 1996 and December 31, 1997 the Company sold 150,500 common shares at $0.25 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1997 the Company issued 100,000 common shares for radio time. These shares were valued by the board of directors at $25,000. The Company also issued 39,000 shares of common stock in exchange for outside consulting services valued at $9,750 or $0.25 a share. The Company issued these shares under an exemption from registration contained in Regulation D(504).

Between January 1, 1998 and December 31, 1998 the Company sold 8000 common shares at $1.00 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1998, the Company issued 32,000 restricted shares in exchange for a 1998 VW Beetle, which the Board of Directors valued at $8,000 based on the transferer's historical cost basis. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

Between April 22, 1999 and November 19, 1999 the Company sold 422,200 shares of restricted common stock at $0.125 per share. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

In July 1999 the Company issued 100,000 shares of its common stock to David Schuil in return for preparing a business plan for the Company. The company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

During 1999 the Company issued 56,000 restricted common shares for services valued by the board of directors at a total of $8,000. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company's board of Directors approved an offering of 3,000,000 common shares at a price of $0,125 per share. The Company filed a Form D for a 504 offering on February 15, 2000. The sales were to be made only to acredited investors residing in the states of, PA. MN and TX.
During February and March 2000, the Company issued 690,000 shares of its common stock for cash at $0.125 per share.

All cash sales were made without underwriting discounts or commissions.


ITEM 5:     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation of the Company provides for indemnification of Directors and Officers of the Company as follows:


                                ARTICLE IX

"The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of * 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented."

                                ARTICLE X

"The corporation shall, to the fullest extent permitted by the provisions of * 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."


                                PART F/S

A) Audited Financial Statements for the fiscal years ended 1997 and 1998


                               PART III


b)   2.1      Plan of Acquisition of California Electric Automobile
Company, Inc.*
     3.1(i)   Articles of Incorporation*
     3.1(ii)  By-Laws*
     4.1      Instruments defining the rights of holders*
    11.1      Computation of per share earnings 12/31/1998*
    11.2      Computation of per share earnings 12/31/1999
    21.1      Subsidiaries of the registrant*

* Filed by reference to a Form 10SB filed on February 23, 2000.

A) Audited Financial Statements for the fiscal years ended 1998 and 1999

INDEPENDENT AUDITOR'S REPORT

                  AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
                               AND SUBSIDIARY
                     CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1999

                 AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
                              AND SUBSIDIARY


                                CONTENTS

PAGE          1          INDEPENDENT AUDITORS' REPORT

PAGE          2          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31,
                         1999

PAGE          3          CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                         YEARS ENDED DECEMBER 31, 1999 AND 1998

PAGE          4          CONSOLIDATED STATEMENTS OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE YEARS
                         ENDED DECEMBER 31, 1999 AND 1998

PAGE          5          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
                         THE YEARS ENDED DECEMBER 31, 1999 AND 1998

PAGES         6 - 16     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
American Electric Automobile Company, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company's continuing operating losses and working capital deficiency of $58,055 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning his matter are also described in Note 13. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


//WEINBERG & COMPANY, P.A.//

Boca Raton, Florida
March 28, 2000
                                      1

<PA<PA             -            142,622
             2018                     -             54,404
             2019                     -             85,898

NOTE  11  RELATED PARTIES
--------  ---------------
       In January 1997, the Company entered into a consulting agreement with a corporation that is one-third owned by a director of the Company. The agreement had a twelve-month term at a rate of $2,000 per month. As of December 31, 1998, the Company owed the corporation $24,000 under this agreement. During 1999 the Company paid $14,000 toward the amount owed. The Company has accrued an additional $11,000 in consulting fees payable to this corporation for services rendered in 1999. The Company owes this corporation a total of $21,000 in consulting fees at December 31, 1999 (See Note 7).

       See Notes 2, 5, 6, 7, 8, and 12 for additional related party transactions.

NOTE  12  COMMITMENTS AND CONTINGENCIES
--------  -----------------------------
  (A)  Employment Agreements
  ---  ---------------------
       (i) The Company entered into an employment agreement with an officer and director of the Company to provide services related to the conversion of electric vehicles through November 1998. The Company did not make payments on this agreement due to a lack of adequate cash flow and there was a remaining balance owed to the individual at December 31, 1998 of $7,585. During 1999, the payable to this officer and director was settled pursuant to a "Settlement and Mutual Release Agreement" (See Note 7).

       (ii) The Company entered into an employment agreement with an individual to become the Company's President as of August 1, 1997. The agreement called for payments of $1,500 per month for part-time services once the Company completed a private placement. In addition, the agreement granted 100,000 options to purchase the Company's common stock at $0.25 per share, and an additional 10,000 options at $0.25 per share for each month of employment. Further, the agreement stated that within 60 days of raising $250,000 through the sale of common stock, compensation would increase to $5,000 per month as a full time officer and employee. The agreement also contained bonus clauses granting additional stock options if certain criteria were met. The Company made no cash payments on the employment agreement due to inadequate cash flow. The total accrued balance payable to the individual at December 31, 1998 was $8,775 for services rendered through May 1998.

            On October 27, 1999, the Company entered into a "Settlement Agreement" (the "Settlement") with the President of the Company to settle and compromise disputed claims between the Company and the individual. The Settlement stipulated that the Company issue 48,000 shares of its common stock valued for financial reporting purposes at its fair market value based upon recent cash issuances to fully pay all amounts owed to said individual at October 1, The stock was issued in December 1999 and the liability of $8,775 was settled at that time.

  (B)  Consulting Agreement
  ---  --------------------
       In January 1999, the Company hired a consultant to prepare a professional business plan in exchange for 100,000 shares of stock valued for financial reporting purposes at $0.125 per share based upon the price of a concurrent offering (see Note 12(D)). The Company recorded a consulting expense of $12,500 pursuant to SFAS 123. The business plan was completed in June 1999 and the shares were issued to the individual in July 1999 for services rendered.

NOTE 13  GOING CONCERN
-------  -------------
  The Company's financial statements for the year ended December 31, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal ourse of business. The Company incurred a net loss of $85,898 for the year ended December 31, 1999 and has accumulated losses since inception of $298,182.
  In addition, the Company's working capital deficiency of $58,055 at December 31, 1999 may not enable it to meet such objectives as presently structured.

  The ability of the Company to continue as a going concern is dependent upon the Company's ability to attain a satisfactory level of profitability and obtain suitable, adequate financing. Management's plans include seeking an equity investment as detailed in Note 12(D)(ii). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 14  SUBSEQUENT EVENTS
-------  -----------------
  (A)  Stock Issuances
  ---  ---------------
       (i) During January 2000, the Company issued 550,000 shares of its common stock at $0.02 per share to a corporation in partial payment of amounts owed to the corporation (See Notes 7 and 11).

       (ii) During January 2000, the Company issued 250,000 shares of its common stock at $0.02 per share to a related party as payment for services rendered through December 31, 1999. The $5,000 of consulting fees is included in accounts payable - related party at December 31, 1999.

       (iii) During January 2000, the Company issued 96,000 shares of its common stock at $0.02 per share to individuals for services rendered in 2000.

       (iv) During February and March 2000, the Company issued 690,000 shares of its common stock for cash at $0.125 per share pursuant to an offering under Section 4(2) of the Securities Act of 1933, as amended (See Note 12(D)(ii)).

  (B)  Operating Lease
  ---  ---------------
  During February 2000, the Company entered into a lease agreement commencing March 1, 2000 and terminating August 31, 2000 at $3,000 per month. The lease contains an option to renew for a six-month period at the same monthly rate.

                              SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.


AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

Dated: 4/18/2000

\\GARY G. DeGANO\\